November 20, 2020

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nick Lamparski
Lilyanna Peyser
Suying Li
Donna Di Silvio

Re:	Medirom Healthcare Technologies Inc.
Comment Letter Dated November 4, 2020, in connection with
Amendment No. 1 to Draft Registration Statement on Form F-1, dated October 21, 2020
CIK No. 0001819704

Ladies and Gentlemen:

This letter is submitted on behalf of Medirom Healthcare Technologies Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the draft Registration Statement on Form F-1 confidentially submitted to the Commission on October 21, 2020 (as amended, the “Registration Statement”), as set forth in your letter dated November 4, 2020 addressed to Mr. Kouji Eguchi, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently filing with the Commission, electronically via EDGAR, the Registration Statement on Form F-1, which includes changes that reflect responses to the Staff’s comments. In addition to addressing the Staff’s comments in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures. In light of the COVID- 19-related workplace issues, we are not at this time separately delivering to the Commission for the Staff’s reference hard copies of the Registration Statement and the exhibits filed therewith, but will of course do so in the future if and when the Staff considers appropriate.

Concurrently, the Company is also filing, electronically via EDGAR, the draft Registration Statement on Form F-1, confidentially submitted to the Commission on September 11, 2020, Amendment No. 1 thereto as confidentially submitted on October 21, 2020, and the Company’s letter, dated October 21, 2020, in response to the Staff’s prior comments. The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations, including compliance with 15-day period set out in Section 6(e) of the Securities Act of 1933, as amended.

The headings and numbered paragraphs of this letter correspond to the those contained in the Comment Letter and, to facilitate your review, the text of the Comment Letter has been reproduced below followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to the Registration Statement.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission
November 20, 2020

Amendment No. 1 to DRS Submitted October 21, 2020

Dilution, page 40

1.	Please provide your calculation of the historical net tangible book value as of June 30, 2020.

Response to Comment No. 1:

The Company respectfully advises the Staff that the historical net tangible book value as of June 30, 2020 shown of $1,458 thousand is equivalent to the total equity balance of JPY157,087 thousand divided by the exchange rate of ¥107.77 = US$1.00. Upon further review of the disclosure, the Company respectfully advises the Staff that it has revised its calculation of historical net tangible book value as of June 30, 2020 to exclude goodwill, intangible assets and deferred initial public offering costs. In accordance with the guidance in Section 8320 of the Division of Corporation Finance’s Financial Reporting Manual, the Company has excluded deferred initial public offering costs as they cannot be sold separately from all other assets of the business. The Company is supplementally providing the following detailed calculation of its revised net tangible book value as of June 30, 2020 (in thousands, except share and per share amounts):

	As of June 30, 2020
Total Assets	¥4,097,971	$38,025
Less:
Goodwill	(163,008)	(1,512)
Intangible assets	(75,538)	(701)
Deferred initial public offering costs	(125,574)	(1,165)
Total liabilities	(3,940,884)	(36,568)
Total net tangible book value (a)	¥(207,033)	$(1,921)

Outstanding common shares (including Class A), net of treasury stock (b)	4,022,501	4,022,501
Total tangible net book value per share (a ÷ b)	¥(51.47)	$(0.48)

The Company directs the Staff to the revised historical net tangible book value and historical net tangible book value per share as of June 30, 2020 on page 42 of the Registration Statement. The Company further advises the Staff that it has revised the definition of net tangible book value in the second paragraph on page 42 of the Registration Statement as follows:

“Our historical net tangible book value per common share is determined by dividing our net tangible book value, which is the book value of our total assets less the book value of our goodwill, intangible assets, deferred initial public offering costs and total liabilities, by the number of outstanding common shares.”

Condensed Consolidated Balance Sheet (Unaudited) as of June 30, 2020, page F-42

2.	Please amend to present your balance sheet as of December 31, 2019 as a comparative balance sheet alongside your interim balance sheet. Refer to Item 4 of Form F-1 and Item 8.A.5 of Form 20-F.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment, including the reference guidance. Accordingly, the Company respectfully advises the Staff that it has amended the balance sheet to include the comparative balance sheet as of December 31, 2019, as reflected on page F-42 of the Registration Statement.

We thank the Staff for its review and consideration of the Company’s Registration Statement and the foregoing responses to the Staff’s comments. We hope the foregoing has been adequately responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

U.S. Securities and Exchange Commission

November 20, 2020

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission
Kouji Eguchi, Chief Executive Officer, Medirom Healthcare Technologies Inc.
Fumitoshi Fujiwara, Chief Financial Officer, Medirom Healthcare Technologies Inc.
Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices